SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                    8x8, Inc.
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                   282912 10 4
                                 (CUSIP Number)


                                 Pierre Ollivier
                    Group Vice President and General Counsel
                             STMicroelectronics N.V.
                         39, Chemin du Champ des Filles
                              1228 Plan-Les-Ouates
                               Geneva, Switzerland
                          Telephone: 011-41-22-929-2929
                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                    Copy to :
                            Michael J. Coleman, Esq.
                             Shearman & Sterling LLP
                                 1080 Marsh Road
                          Menlo Park, California 94025
                            Telephone: (650) 838-3600


                                December 30, 2003
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box: [ ]


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject Class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                        Page 1 of 13 Total Pages


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CUSIP No. 757209101                  13D                      Page 2 of 13 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
          STMicroelectronics N.V.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                     (a)     |_|
                     (b)     |_|

3         SEC USE ONLY

4         SOURCE OF FUNDS:  WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): |_|

6         CITIZENSHIP OR PLACE OF ORGANIZATION:
          The Netherlands

 NUMBER OF SHARES BENEFICIALLY   7      SOLE VOTING POWER:
           OWNED BY                     714,400 shares of common stock
             EACH
       REPORTING PERSON
             WITH

                                 8      SHARED VOTING POWER:
                                        |_|

                                 9      SOLE DISPOSITIVE POWER:
                                        714,400 shares of common stock

                                 10     SHARED DISPOSITIVE POWER:
                                        |_|

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          714,400 shares of common stock

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): |_|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.08%*

14        TYPE OF REPORTING PERSON:  CO


* Based on 34,309,526 shares of common stock outstanding at November 30, 2003, as declared by 8x8, Inc. in its Registration Statement on Form S-3, as filed with the Commission on December 12, 2003.


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CUSIP No. 757209101                  13D                      Page 3 of 13 Pages

         This Amendment No. 2 ("Amendment No. 2") amends the Statement on
Schedule 13D (as amended, the "Schedule 13D") filed with the United States Securities and Exchange Commission (the "Commission") on March 3, 2000, and as first amended by Amendment No. 1 filed with the Commission on December 29, 2003, by STMicroelectronics N.V. ("ST"), a corporation with limited liability organized under the laws of the Netherlands, with respect to shares of common stock, par value $0.001 per share (the "Common Stock") of 8x8, Inc., a Delaware corporation ("8x8").

         Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D and Commission rules and regulations. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged.

2.       Identity and Background.

         ST's principal business is to design, develop, manufacture and market a broad range of semiconductor integrated circuits ("ICs") used in a wide variety of microelectronic applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. ST's principal business offices are 39, Chemin du Champ des Filles, 1228 Plan-Les-Ouates, Geneva, Switzerland. Certain information regarding members of ST's Supervisory Board, Managing Board and executive officers is set forth on Annex A, which is incorporated by reference herein. Annex A of the Schedule 13D is amended and restated in its entirety to read as the Annex A attached to this Amendment No. 2.

         During the last five years, none of ST or any of the persons named on Annex A have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer.

         Based on 8x8's Registration Statement on Form S-3 filed with the SEC on December 12, 2003, 8x8 had 34,309,526 shares of Common Stock outstanding at November 30, 2003.

         From December 29, 2003 through January 16, 2004, ST sold an aggregate of 1,487,600 shares of Common Stock in open-market brokers' transactions pursuant to Rule 144 of the Securities Act. The following table sets forth for each such transaction (i) the date of such transaction, (ii) the number of shares of Common Stock sold and (iii) the sale price per share of Common Stock:

                              Number of Shares of     Sale Price Per Share of
Date of Transaction:          Common Stock Sold:        Common Stock Sold:
--------------------          ------------------        ------------------
     12/29/2003                   100,500                      4.50
     12/29/2003                    10,000                      4.51

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CUSIP No. 757209101                  13D                     Page 4 of 13 Pages

                              Number of Shares of     Sale Price Per Share of
Date of Transaction:          Common Stock Sold:        Common Stock Sold:
--------------------          ------------------        ------------------
     12/29/2003                    15,000                      4.52
     12/29/2003                    23,500                      4.53
     12/29/2003                    15,000                      4.54
     12/29/2003                    35,000                      4.55
     12/29/2003                    10,000                      4.59
     12/29/2003                    62,500                      4.60
     12/29/2003                    10,000                      4.61
     12/30/2003                 1,000,000                      4.25
     12/30/2003                     9,000                      4.40
     12/30/2003                     5,000                      4.45
     12/30/2003                     9,000                      4.51
     01/12/2004                    17,000                      5.05
     01/12/2004                     8,000                      5.06
     01/12/2004                     5,000                      5.07
     01/12/2004                    13,000                      5.08
     01/12/2004                     2,000                      5.09
     01/12/2004                     1,900                      5.10
     01/12/2004                     3,100                      5.11
     01/13/2004                     2,500                    5.6231
     01/13/2004                     1,700                    5.6315
     01/13/2004                     1,900                    5.6380
     01/13/2004                     1,500                    5.6400
     01/13/2004                     1,700                    5.6531
     01/13/2004                     1,600                    5.6562
     01/13/2004                     4,100                    5.6564
     01/13/2004                     1,900                    5.6607
     01/13/2004                     2,900                    5.6694
     01/13/2004                     3,400                    5.6700
     01/13/2004                     3,600                    5.6723
     01/13/2004                     3,800                    5.6728
     01/13/2004                       900                    5.6900
     01/13/2004                       600                    5.7000
     01/13/2004                     3,350                    5.7122
     01/13/2004                     3,650                    5.7158
     01/13/2004                     2,500                    5.7200

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CUSIP No. 757209101                  13D                     Page 5 of 13 Pages

                              Number of Shares of     Sale Price Per Share of
Date of Transaction:          Common Stock Sold:        Common Stock Sold:
--------------------          ------------------        ------------------
     01/13/2004                     2,800                    5.7375
     01/13/2004                       500                    5.7820
     01/13/2004                       100                    5.7900
     01/13/2004                     1,800                    5.8000
     01/13/2004                     2,500                    5.8100
     01/13/2004                       700                    5.8104
     01/14/2004                    23,000                    5.6000
     01/14/2004                     2,000                    5.6058
     01/14/2004                     5,200                    5.6075
     01/14/2004                     2,900                    5.6109
     01/16/2004                    32,000                    5.1500
     01/16/2004                     5,000                    5.1600
     01/16/2004                    11,000                    5.1700
     01/16/2004                     2,000                    5.1800

         On December 30, 2003, ST ceased to be the beneficial owner of more than five percent of the outstanding shares of 8x8's outstanding Common Stock. After giving effect to the transactions described above, as of January 16, 2004, ST beneficially owned 714,400 shares of Common Stock, representing approximately 2.08% of 8x8's outstanding Common Stock.

CUSIP No. 757209101                  13D                      Page 6 of 13 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Statement on Schedule 13D is true, complete and correct.

Dated:   January 19, 2003

                                     STMicroelectronics N.V.


                                     By:  /s/ Carlo Ferro
                                        ----------------------------------------
                                        Name:  Carlo Ferro
                                        Title: Corporate Vice President and
                                               Chief Financial Officer


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CUSIP No. 757209101                  13D                     Page 7 of 13 Pages


                                     ANNEX A

         MEMBERS OF THE SUPERVISORY BOARD, MANAGING BOARD AND EXECUTIVE
                      OFFICERS OF STMICROELECTRONICS N.V.


         The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of STMicroelectronics N.V. Unless otherwise indicated, the business address of the persons listed below is our head offices at WTC Schipol Airport, Schipol Boulevard 265, 1118 BH Schipol Airport, Amsterdam, The Netherlands.

                        MEMBERS OF THE SUPERVISORY BOARD

Name                    Current Principal Occupation, Address and Citizenship
----                    -----------------------------------------------------

Bruno Steve             Position:            Chairman of the Supervisory Board
                                             of STMicroelectronics N.V.
                        Other positions:     President of the board of statutory
                                             auditors of Alitalia S.p.A.,
                                             Atitech S.p.A. and Alitalia
                                             Airport S.p.A.
                        Address:             c/o STMicroelectronics N.V.
                                             WTC Schipol Airport
                                             Schipol Boulevard 265
                                             1118 BH Schipol Airport
                                             Amsterdam, The Netherlands
                        Citizenship:         Italian
Tom de Waard            Position:            Member of the Supervisory Board of
                                             STMicroelectronics N.V.
                        Other positions:     Managing
                                             Partner of Clifford
                                             Chance LLP; member of
                                             the Supervisory Board
                                             of BEST N.V.
                        Address:             c/o STMicroelectronics N.V.
                                             WTC Schipol Airport
                                             Schipol Boulevard 265
                                             1118 BH Schipol Airport
                                             Amsterdam, The Netherlands
                        Citizenship:         Dutch



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CUSIP No. 757209101                  13D                      Page 8 of 13 Pages

                        MEMBERS OF THE SUPERVISORY BOARD

Name                    Current Principal Occupation, Address and Citizenship
----                    -----------------------------------------------------
Remy Dullieux           Position:            Member of the Supervisory Board of
                                             STMicroelectronics N.V.
                        Other positions:     France Telecom Executive Manager
                                             for the Western and Southwestern
                                             areas of France
                        Address:             c/o STMicroelectronics N.V.
                                             WTC Schipol Airport
                                             Schipol Boulevard 265
                                             1118 BH Schipol Airport
                                             Amsterdam, The Netherlands
                        Citizenship:         French
Douglas Dunn            Position:            Member of the Supervisory Board of
                                             STMicroelectronics N.V.
                        Other positions:     President and Chief Executive
                                             Officer of ASM
                                             Lithography Holding N.V.; member of
                                             the boards of directors of ARM plc,
                                             Sendo plc and MEDEA+
                        Address:             c/o STMicroelectronics N.V.
                                             WTC Schipol Airport
                                             Schipol Boulevard 265
                                             1118 BH Schipol Airport
                                             Amsterdam, The Netherlands
                        Citizenship:         British
Riccardo Gallo          Position:            Member of the Supervisory Board of
                                             STMicroelectronics N.V.
                        Other positions:     Chairman for the Italian Institute
                                             for Industrial Promotion
                        Address:             c/o STMicroelectronics N.V.
                                             WTC Schipol Airport
                                             Schipol Boulevard 265
                                             1118 BH Schipol Airport
                                             Amsterdam, The Netherlands
                        Citizenship:         Italian

CUSIP No. 757209101                  13D                     Page 9 of 13 Pages

                        MEMBERS OF THE SUPERVISORY BOARD

Name                    Current Principal Occupation, Address and Citizenship
----                    -----------------------------------------------------

Francis Gavois          Position:            Member of the Supervisory Board of
                                             STMicroelectronics N.V.
                        Other positions:     Member of the boards of directors
                                             of FT1CI, Plastic
                                             Omnium and the Consortium de
                                             Realisation (CDR)
                        Address:             c/o STMicroelectronics N.V.
                                             WTC Schipol Airport
                                             Schipol Boulevard 265
                                             1118 BH Schipol Airport
                                             Amsterdam, The Netherlands
                        Citizenship:         French
Alessandro Ovi          Position:            Member of the Supervisory Board of
                                             STMicroelectronics N.V.
                        Other positions:     Special Advisor to the President of
                                             the European Community; member of
                                             the boards of directors of Seat
                                             S.p.A., Carnegie Mellon University,
                                             N.W. Fund and Corporation
                                             Development Committee of the
                                             Massachusetts Institute of
                                             Technology
                        Address:             c/o STMicroelectronics N.V.
                                             WTC Schipol Airport
                                             Schipol Boulevard 265
                                             1118 BH Schipol Airport
                                             Amsterdam, The Netherlands
                        Citizenship:         Italian
Robert M. White         Position:            Member of the Supervisory Board of
                                             STMicroelectronics N.V.
                        Other positions:     University Professor and Director
                                             of the Data Storage Systems Center
                                             at Carnegie Mellon University;
                                             member of the boards of directors
                                             of Read-Rite, Inc. and Silicon
                                             Graphics, Inc.
                        Address:             c/o STMicroelectronics N.V.
                                             WTC Schipol Airport
                                             Schipol Boulevard 265
                                             1118 BH Schipol Airport
                                             Amsterdam, The Netherlands
                        Citizenship:         American

CUSIP No. 757209101                  13D                    Page 10 of 13 Pages



            SOLE MEMBER OF THE MANAGING BOARD AND EXECUTIVE OFFICERS

Name                      Current Principal Occupation, Address and Citizenship
----                      -----------------------------------------------------
Pasquale Pistorio         Position:       President and Chief Executive Officer
                                          and Sole Member of the Managing Board
                          Citizenship:    Italian
                          Address:        c/o STMicroelectronics N.V.
                                          39 Chemin du Champ des Filles,
                                          1228 Plan-Les-Ouates
                                          Geneva, Switzerland
Georges Auguste           Position:       Corporate Vice President, Total
                                          Quality and Environmental Management
                          Citizenship:    French
                          Address:        c/o STMicroelectronics N.V.
                                          39 Chemin du Champ des Filles,
                                          1228 Plan-Les-Ouates
                                          Geneva, Switzerland
Laurent Bosson            Position:       Corporate Vice President, Front-end
                                          Manufacturing
                          Citizenship:    French
                          Address:        c/o STMicroelectronics N.V.
                                          39 Chemin du Champ des Filles,
                                          1228 Plan-Les-Ouates
                                          Geneva, Switzerland
Carlo Bozotti             Position:       Corporate Vice President, Memory
                                          Products Group
                          Citizenship:    Italian
                          Address:        c/o STMicroelectronics N.V.
                                          39 Chemin du Champ des Filles,
                                          1228 Plan-Les-Ouates
                                          Geneva, Switzerland
Salvatore Castorina       Position:       Corporate Vice President, Discrete and
                                          Standard ICs Group
                          Citizenship:    Italian
                          Address:        c/o STMicroelectronics N.V.
                                          39 Chemin du Champ des Filles,
                                          1228 Plan-Les-Ouates
                                          Geneva, Switzerland

CUSIP No. 757209101                  13D                    Page 11 of 13 Pages


            SOLE MEMBER OF THE MANAGING BOARD AND EXECUTIVE OFFICERS

Name                      Current Principal Occupation, Address and Citizenship
----                      -----------------------------------------------------

Andrea Cuomo              Position:       Corporate Vice President, Advanced
                                          System Technology
                          Citizenship:    Italian
                          Address:        c/o STMicroelectronics N.V.
                                          39 Chemin du Champ des Filles,
                                          1228 Plan-Les-Ouates
                                          Geneva, Switzerland
Alain Dutheil             Position:       Corporate Vice President, Strategic
                                          Planning and Human Resources
                          Citizenship:    French
                          Address:        c/o STMicroelectronics N.V.
                                          39 Chemin du Champ des Filles,
                                          1228 Plan-Les-Ouates
                                          Geneva, Switzerland
Carlo Ferro               Position:       Corporate Vice President, Chief
                                          Financial Officer
                          Citizenship:    Italian
                          Address:        c/o STMicroelectronics N.V.
                                          39 Chemin du Champ des Filles,
                                          1228 Plan-Les-Ouates
                                          Geneva, Switzerland
Philippe Geyres           Position:       Corporate Vice President, Consumer and
                                          Microcontroller Groups
                          Citizenship:    French
                          Address:        c/o STMicroelectronics N.V.
                                          39 Chemin du Champ des Filles,
                                          1228 Plan-Les-Ouates
                                          Geneva, Switzerland
Jean-Claude Marquet       Position:       Corporate Vice President, Asia/Pacific
                                          Region
                          Citizenship:    French
                          Address:        c/o STMicroelectronics N.V.
                                          39 Chemin du Champ des Filles,
                                          1228 Plan-Les-Ouates
                                          Geneva, Switzerland
Joel Monnier              Position:       Corporate Vice President, Central
                                          Research and Development
                          Citizenship:    French
                          Address:        c/o STMicroelectronics N.V.
                                          39 Chemin du Champ des Filles,
                                          1228 Plan-Les-Ouates
                                          Geneva, Switzerland

CUSIP No. 757209101                  13D                    Page 12 of 13 Pages

            SOLE MEMBER OF THE MANAGING BOARD AND EXECUTIVE OFFICERS

Name                      Current Principal Occupation, Address and Citizenship
----                      -----------------------------------------------------

Piero Mosconi             Position:       Corporate Vice President, Treasurer
                          Citizenship:    Italian
                          Address:        c/o STMicroelectronics N.V.
                                          39 Chemin du Champ des Filles,
                                          1228 Plan-Les-Ouates
                                          Geneva, Switzerland
Carlo Ottaviani           Position:       Corporate Vice President,
                                          Communication
                          Citizenship:    Italian
                          Address:        c/o STMicroelectronics N.V.
                                          39 Chemin du Champ des Filles,
                                          1228 Plan-Les-Ouates
                                          Geneva, Switzerland
Carmelo Papa              Position:       Corporate Vice President, Emerging
                                          Markets
                          Citizenship:    Italian
                          Address:        c/o STMicroelectronics N.V.
                                          39 Chemin du Champ des Filles,
                                          1228 Plan-Les-Ouates
                                          Geneva, Switzerland
Richard Pieranunzi        Position:       Corporate Vice President, Americas
                                          Region
                          Citizenship:    American
                          Address:        c/o STMicroelectronics N.V.
                                          39 Chemin du Champ des Filles,
                                          1228 Plan-Les-Ouates
                                          Geneva, Switzerland
Aldo Romano               Position:       Corporate Vice President,
                                          Telecommunications, Peripherals and
                                          Automotive Groups
                          Citizenship:    Italian
                          Address:        c/o STMicroelectronics N.V.
                                          39 Chemin du Champ des Filles,
                                          1228 Plan-Les-Ouates
                                          Geneva, Switzerland
Giordano Seragnoli        Position:       Corporate Vice President, Back-end
                                          Manufacturing and Subsystems Division
                          Citizenship:    Italian
                          Address:        c/o STMicroelectronics N.V.
                                          39 Chemin du Champ des Filles,
                                          1228 Plan-Les-Ouates
                                          Geneva, Switzerland

CUSIP No. 757209101                  13D                    Page 13 of 13 Pages


            SOLE MEMBER OF THE MANAGING BOARD AND EXECUTIVE OFFICERS

Name                      Current Principal Occupation, Address and Citizenship
----                      -----------------------------------------------------
Enrico Villa              Position:       Corporate Vice President, European
                                          Region
                          Citizenship:    Italian
                          Address:        c/o STMicroelectronics N.V.
                                          39 Chemin du Champ des Filles,
                                          1228 Plan-Les-Ouates
                                          Geneva, Switzerland